Nexa Reports Fourth Quarter and Full Year 2021 Exploration Results

Luxembourg, February 08, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the fourth quarter of 2021 and full year 2021. This document contains forward-looking statements.

Summary

Nexa’s Mineral Exploration program for 2021 comprised a total of 111,000 meters of exploratory drilling, of which 29,609 meters were executed in the fourth quarter of 2021 through 21 operating drill rigs, totaling 110,306 meters of exploratory drilling in 2021.

In Peru, 18,335 meters were drilled in 4Q21 with eleven rigs, totaling 76,579 meters in 2021. At the Pasco Complex, the exploration continued to focus on the Sara Sur and Integración targets at El Porvenir with thick and high-grade new intersections. At Cerro Lindo, drilling in 4Q21 has remained focused at the Pucasalla target, aiming to expand the new VMS discovery at the site and near mine underground ore body expansion at orebody 5B and Orcocobre Deep.

In Brazil, 6,524 meters of exploratory drilling were executed with seven rigs in 4Q21, totaling 21,419 meters in 2021. At Aripuanã, exploratory drilling has been focused on northwest extension of Babaçu where new drilling continues to confirm high-grade mineralization.

In Namibia, 4,750 meters were drilled in 4Q21 with three rigs, totaling 12,309 meters in 2021. Exploratory drilling continued to focus on exploratory targets at the Otavi and Namibia North projects.

4Q21 Mineral Exploration Highlights

▪	At Cerro Lindo, the VMS mineralization at the Pucasalla target located 4.5 kilometers northwest of the Cerro Lindo mine is confirming continuity of mineralization with intersections such as 8.7 meters with 4.67% ZnEq and 61 meters with 1.27% Cu and 0.68g/t Au.
▪	At El Porvenir, drilling activities continue to confirm lateral extensions of the Sara orebody. At Sara Sur, thick intersections such as 4.7 meters with 1.37%Zn, 0.80% Pb, and 214.93g/t Ag, and 4.8 meters with 2.19%Zn, 4.51% Pb, 128.40g/t Ag, and 0.67g/t Au. At Integration, orebody assay results were obtained such as 27.4 meters with 1.65% Zn, 0.75% Pb, 150.27g/t Ag, and 0.12g/t Au; 7.8 meters with 1.35% Zn, 1.41% Pb, 440.71g/t Ag, and 1.5g/t Au; and 7.7 meters with 1.08% Zn, 1.11% Pb, 746.32g/t Ag, and 0.49g/t Au, confirmed mineralization below 3,300 level.
▪	At Hilarión Sur, 4,031 meters of exploratory drilling was completed in 32 holes confirming the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with multiple thick intersections ranging from 22.0 to 47.6 meters.
▪	At Vazante, drilling is confirming continuity of the main orebody at depth.
▪	At Morro Agudo, drilling continued at Bonsucesso to confirm continuity of mineralization in the central area of the deposit.
▪	At Aripuanã, exploratory drilling continued at the deep northwest extension of Babaçu, confirming thick massive sulfide intersections in three holes with broad mineralized zones.

“During 2021, Nexa’s exploration program had achieved 99% of its planned activities with the execution of 110,306 meters of drilling out of the 111,000 meters planned”, commented Jones Belther, Senior Vice-President Mineral Exploration & Technology.

“We achieved outstanding results in our brownfield program at Cerro Lindo with the discovery of the Pucasalla mineralized body, 4.5km northwest of the Cerro Lindo mine, which represents the first relevant discovery north of Topará Creek, opening up a large and promising new search space for brownfield exploration and potential life of mine extension at Cerro Lindo. At the Pasco Complex, the assay results of work undertaken at the Sara ore body, Integración Zone, and extensions of San Gerardo open pit were good, with the addition of new resources and also the opening up of new search spaces for the potential continuous addition of resources for the coming quarters of 2022. At the Vazante Mine, assay results in Extremo Norte at depth and Lumiadeira expanded resources and indicate an additional potential for the 2022 exploration program. At Bonsucesso, the exploration program throughout 2021 was very successful, demonstrating the continuity of the parallel ore body with an expected increase in resources. At Aripuanã, the Babaçu ore body continues to be expanded towards the northwest and at depth, with thick and high-grade intersections, with perspectives to add new resources and to continue exploration in the coming quarters of 2022.

Exploration Report – 4Q21 and 2021

In terms of our greenfield projects, the Hilarión exploration program has extended the ore bodies towards the south into the Hilarión Sur target, which could add resources and remains open for additional exploration in the future. We have intersected thick and continuous mineralized bodies in this target that characterize the Hilarión Project as one of the largest zinc mineral resources in Peru.

The results of the 2021 exploration program support our continuous life of mine extensions from current operations and commissioning operations, such as Aripuanã, as well as our future growth goals through resource expansions in our greenfield projects.”

Cerro Lindo

The exploration program in 4Q21 has been focused on extensions of known orebodies to the southeast of Cerro Lindo, and at the new VMS discovery at the Pucasalla target, 4.5 km to the northwest of the mine. There are currently five operating drill rigs.

In 4Q21, a total of 8,455 meters of exploration drilling and 12,997 meters of infill drilling were executed totaling 33,199 meters and 56,804 meters, respectively, in 2021. Exploration drilling included 396 meters in orebody 5B; 5,211 meters at Pucasalla, 859 meters at Orcocobre Deep, and 1,990 meters in orebody 12 targets located northwest of the mine.

The northeast continuity of the Pucasalla mineralized zone was confirmed with hole PECLD05806 with 8.7m@3.14% Pb and 148.16g/t Ag; and 15.9m@1.52% Zn, 1.42% Pb, and 41.25g/t Ag. The northwest continuity of the body was confirmed with hole PECLD05880 with 61.0m@ 1.27% Cu, 29.81g/t Ag, and 0.68g/t Au.

CERRO LINDO 4Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PECLD05787	Pucasalla	583.5	591.5	8.0	1.67	0.87	0.02	60.04	0.02	3.30
PECLD05806	Pucasalla	607.0	613.0	6.0	2.54	1.30	0.01	121.58	0.02	5.51
PECLD05806	Pucasalla	624.0	632.7	8.7	0.17	3.14	0.01	148.16	0.02	4.67
PECLD05806	Pucasalla	640.1	646.8	6.8	1.96	1.30	0.02	66.06	0.16	3.95
PECLD05806	Pucasalla	686.8	702.6	15.9	1.52	1.42	0.00	41.25	0.01	3.09
PECLD05880	Pucasalla	640.0	701.0	61.0	0.12	0.05	1.27	29.81	0.68	4.03

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

2

Exploration Report – 4Q21 and 2021

2021 drilling program
Surface drilling
Underground drilling
Cerro Lindo deposit
Incahuasi batholit
Catahuasi batholit
Volcanic rocks
PUCASALLA
Target Pucasalla
Plt-32
Plt-31
Plt-25
Plt-36
A
A'
B
B'
Qda Pucasalla
ORCOCOBRE
INCAHUASI BATHOLIT
ORCOCOBRE DEEP
OB12
Target Pucasalla Este
Qda Topará
Target Patahuasi Millay
CATAHUASI BATHOLIT
CERRO LINDO
OB5B
OB6
OB9
N
388000 E
390000 E
392000 E
394000 E
+8558000 N
+8556000 N
+8554000 N
0
500
1000
1500
2000

3

Exploration Report – 4Q21 and 2021

For 1Q22, we plan to continue drilling the Pucasalla target from the surface with two rigs towards the northwest and southeast extensions (3,400 meters in total). Inside the mine, the objective is to drill the northwest extension of orebody 5B and the Festejo geophysical anomaly, located 0.78 km southeast of Cerro Lindo (2,150 meters with one rig).

El Porvenir

The exploration drilling work was focused on extending the existing mineralized bodies along strike and at depth, and conducting exploration drilling on the Sara mineralized zone.

In 4Q21, a total of 4,106 meters of exploration drilling and 7,539 meters of infill drilling were executed totaling 18,625 meters and 35,627 meters, respectively, in 2021. A total of 1,898 meters were drilled at Sara Sur with one rig and 1,586 meters at Integración orebody with one rig. An additional 622 meters were drilled at the Porvenir Sur target.

The continuity of Sara Sur towards the south is confirmed, trending southwest mainly. Main intercepts are shown in hole PEEPD02096 in two intercepts: 4.7m@ 1.37% Zn, 0.80% Pb, and 214.93g/t Ag; and 4.8m@2.19% Zn, 4.51% Pb, 128.40g/t Ag, and 0.67g/t Au. In the Integration orebody, positive results were obtained in holes PEEPD02066 with 27.4m@1.65% Zn, 0.75% Pb, 150.27g/t Ag, and 0.12g/t Au, and PEEPD02099 with two intercepts: 7.8m@1.35% Zn, 1.41% Pb, 440.71g/t Ag, 1.5g/t Au and 7.7m@1.08% Zn, 1.11% Pb, 746.32g/t Ag, and 0.49g/t Au, which confirms the continuity of mineralization below the 3,300 level. In December 2021, the Porvenir Sur target was drilled, where hole PEEPD02131 revealed 4.1m@4.84% Zn, 4.91% Pb, 156.32g/t Ag and 1.11g/t Au.

4

Exploration Report – 4Q21 and 2021

EL PORVENIR 4Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEEPD02085	Sara Sur	258.2	262.6	4.4	1.49	1.48	0.01	70.01	0.63	3.59
PEEPD02096	Sara Sur	135.7	140.3	4.7	1.37	0.80	0.11	214.93	0.03	5.44
PEEPD02096	Sara Sur	203.9	208.7	4.8	2.19	4.51	0.04	128.40	0.67	7.17
PEEPD02112	Sara Sur	357.0	362.0	5.0	4.47	3.06	0.04	133.18	2.29	8.60
PEEPD02066	Integración	552.7	559.4	6.7	3.08	1.66	0.10	48.29	0.08	4.97
PEEPD02066	Integración	568.6	596.0	27.4	1.65	0.75	0.03	150.27	0.12	4.58
PEEPD02099	Integración	266.6	274.4	7.8	1.35	1.41	0.06	440.71	1.50	9.46
PEEPD02099	Integración	413.2	416.7	3.5	1.68	0.67	0.73	67.69	0.97	3.53
PEEPD02099	Integración	444.2	451.9	7.7	1.08	1.11	0.12	746.32	0.49	14.01
PEEPD02099	Integración	469.5	475.9	6.4	1.80	0.73	0.01	166.00	0.75	4.98
PEEPD02117	Integración	410.3	418.9	8.6	4.67	4.02	0.03	85.03	0.49	8.62
PEEPD02131	Porvenir Sur	164.2	168.3	4.1	4.84	4.91	0.05	156.32	1.11	10.54

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 2.5% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

366000
367000
368000
369000
8831000
8830000
8829000
8828000
8827000
8826000
N
A
A'
B
B'
C
C'
D
D'
E
E'
F
F'
Ext NW Target
TSG
CNE Target
Ayarragram Target
Integración Target
Sara Norte Target
Porvenir Sur
Sara Orebody
Sara Sur Target
0
100 m
Underground holes
Surface holes
2021 drilling
Historical drilling
Sara orebody
Lateral extensions
Historical orebodies

5

Exploration Report – 4Q21 and 2021

6

Exploration Report – 4Q21 and 2021

F
F´
4000 m
4000 m
4.7m@5.44% ZnEq
OB
SARA MAIN
4.8m@7.17% ZnEq
3900 m
3900 m
OB
SARA SUR
3800 m
3800 m
PEEPD02096
3700 m
0
100 m
Sandstone
Siltstone
Limestone
Sara sur orebodies
Sara orebodies

For 1Q22, we plan to continue with the exploration at Integración target from level 3,300 to investigate the continuity of mineralization (1,850 meters with one rig). Likewise, drilling is expected to continue in the Porvenir Sur target (1,750 meters with one rig) with a diamond machine.

Atacocha

The exploration drilling works focused mainly on extending existing mineralized bodies along strike at the San Gerardo pit and testing the potential extension at the surface of know orebodies at the Atacocha underground mine including the Ayarragram orebody.

In 4Q21, 1,744 meters of exploration drilling and 753 meters of infill drilling were executed at the San Gerardo open pit extensions with two drill rigs, totaling 3,145 meters and 10,191 meters, respectively, in 2021. Exploration drilling included 571 meters in the northwest extension of San Gerardo pit and 1,173 meters at Ayarragram orebody. Infill drilling included 150 meters at Asunción and 602 meters at orebody 17.

At Atacocha, the continuity of mineralization to the northwest at the San Gerardo open pit is confirmed from the surface by hole PEATD01483 with two intercepts: 3.9m@2.18% Zn, 8.40% Pb and 125.72 g/t Ag; and 18.10m@2.26% Zn, 0.45% Pb, 0.24% Cu, 21.86g/t Ag and 0.61g/t Au. At Ayarragram to the southeast of San Gerardo, hole PEATD01488 shows two intercepts: 13.9m@4.97%Zn, 0.39%Pb, 15.09 g/t Ag and 0.38 g/t Au, and 28.20m@3.73% Zn, 1.69% Pb, 31.22 g/t Ag and 0.75g/t Au.

The continuity of the orebody 17 towards the southeast of San Gerardo was confirmed with hole PEATD01482, revealing 8.4m@1.13% Zn, 0.91% Pb, 13.31 gr/t Ag and 0.60 g/t Au. The 2021 drilling campaign also allowed us to reinterpret the Chercher vein system as was previously reported by Nexa.

ATACOCHA - SAN GERARDO - 4Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEATD01483	Extension NW TSG	42.9	46.7	3.9	2.18	8.40	0.01	125.72	0.05	11.14
PEATD01483	Extension NW TSG	293.5	311.6	18.1	2.26	0.45	0.24	21.86	0.61	3.73
PEATD01487	Ayarragram	110.9	124.7	13.8	6.12	0.03	0.11	8.23	0.80	7.20
PEATD01488	Ayarragram	7.0	20.9	13.9	4.97	0.39	0.10	15.09	0.38	5.99
PEATD01488	Ayarragram	34.7	62.9	28.2	3.73	1.69	0.09	31.22	0.75	6.47
PEATD01482	OB 17 infill	261.1	269.5	8.4	1.13	0.91	0.01	13.31	0.57	2.71
PEATD01484	OB 17 infill	180.8	183.7	2.9	1.21	0.52	0.01	74.77	0.18	3.38

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

7

Exploration Report – 4Q21 and 2021

366500
367000
367500
368000
368500
8830500
8830000
8829500
N
Fault system 13
Fault 1
A
A'
Ext NW
OB Norte
OB Cuerpo
OB Asunción
B
B'
Veta Claudia
C
C'
AYARRAGRAM
2021 completed holes
2022 planned holes
Ore bodies
0
500 m

A
A´
4300 m
4200 m
4100 m
4300 m
4200 m
4100 m
3.9m@11.14% ZnEq
18.1m@3.73% ZnEq
PEATD01483
OB
ASUNCION
OB
CHERCHER
TSG
0
100 m
Sandstone
Intrusive
Ext-NW orebodies
Historical orebodies

8

Exploration Report – 4Q21 and 2021

B
B’
4270 m
4270 m
4170 m
PEATD01482
8.4 m@2.71% ZnEq
Orebody 17
San Gerardo intrusive
Hydrothermal breccia
Limestone
Ore bodies
0
100m

C
C′
13.9m@5.99% ZnEq
28.2m@6.47% ZnEq
4300 m
4300 m
PEATD01488
OB
AYARRAGRAM
4200 m
0
100 m
Intrusive
Limestone
Ayarragram bodies

For 1Q22, we plan to complete 2,480 meters of drilling at Chercher with one rig and review the Chercher orebody within the San Gerardo open pit model (phase 2).

Hilarión

In 4Q21, 4,031 meters of exploratory drilling was completed at the Hilarión Sur target with five rigs. In 2021, a total of 21,610 meters were drilled.

The 2021 drilling campaign was completed to explore and confirm the continuity of the favorable horizon towards the southern extension and edges of the Hilarión stock, with 18 exploratory holes and 14 infill holes.

9

Exploration Report – 4Q21 and 2021

The main intercepts from this period are: PEHILD000029 with 47.6m@4.25% Zn, 0.25% Pb and 30.25g/t Ag; PEHILD000031 with Zn, 0.89% Pb and 48.45g/t Ag; PEHILD000032 with Zn, 0.67%Pb and 28.34g/t Ag; PEHILD000035 with Zn, 0.57%Pb and 37.37g/t Ag; PEHILD000036 with Zn, 0.19% Pb and 17.94g/t Ag; PEHILD000037 with Zn, 0.20% Pb and 25.04g/t Ag; PEHILD000039 with Zn, 0.12% Pb and 25.41g/t Ag; PEHILD000044 with Zn, 2.41% Pb and 52.25g/t Ag; PEHILD000045 with Zn, 0.38% Pb and 26.99g/t Ag.

HILARION - 4Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEHILD000029	Hilarion sur	272.0	319.5	47.6	4.25	0.25	0.07	30.25	5.01
PEHILD000029	Hilarion sur	623.9	633.4	9.5	7.69	0.02	0.03	9.63	7.89
PEHILD000030	Hilarion sur	331.0	340.1	9.1	4.63	0.07	0.09	23.64	5.13
PEHILD000030	Hilarion sur	419.7	428.5	8.8	5.27	0.32	0.03	118.86	7.76
PEHILD000031	Hilarion sur	227.9	249.9	22.0	4.19	0.89	0.04	48.45	5.77
PEHILD000032	Hilarion sur	218.5	242.3	23.8	3.87	0.67	0.07	28.34	4.91
PEHILD000032	Hilarion sur	717.6	726.8	9.2	6.52	0.26	0.01	37.49	7.42
PEHILD000034	Hilarion sur	566.6	574.9	8.3	6.43	0.38	0.02	45.62	7.57
PEHILD000035	Hilarion sur	15.2	30.8	15.7	1.75	3.56	0.08	87.34	6.06
PEHILD000035	Hilarion sur	209.5	241.0	31.5	3.57	0.57	0.07	37.37	4.71
PEHILD000036	Hilarion sur	496.9	522.3	25.4	4.50	0.19	0.03	17.94	4.98
PEHILD000036	Hilarion sur	550.4	561.1	10.7	7.12	1.35	0.06	71.93	9.49
PEHILD000037	Hilarion sur	151.8	183.0	31.3	2.52	0.80	0.03	27.25	3.63
PEHILD000037	Hilarion sur	268.3	291.3	23.0	4.33	0.20	0.09	25.04	4.95
PEHILD000038	Hilarion sur	349.1	357.8	8.7	3.19	0.17	0.02	22.73	3.75
PEHILD000039	Hilarion sur	85.6	95.9	10.3	1.04	2.50	0.06	78.91	4.40
PEHILD000039	Hilarion sur	273.7	302.6	28.9	4.35	0.12	0.04	25.41	4.92
PEHILD000040	Hilarion sur	228.9	239.5	10.7	5.86	0.53	0.06	41.97	7.05
PEHILD000041	Hilarion sur	3.5	13.0	9.5	1.89	1.10	0.05	36.94	3.41
PEHILD000042	Hilarion sur	171.4	186.7	15.3	2.72	0.77	0.02	23.31	3.73
PEHILD000042	Hilarion sur	224.6	236.6	12.1	3.65	0.15	0.05	37.59	4.47
PEHILD000043	Hilarion sur	20.7	30.1	9.4	5.00	3.08	0.12	84.63	8.90
PEHILD000043	Hilarion sur	392.5	403.0	10.5	5.32	0.80	0.05	38.03	6.63
PEHILD000044	Hilarion sur	9.4	24.0	14.7	1.85	1.26	0.03	22.34	3.21
PEHILD000044	Hilarion sur	107.1	120.7	13.6	2.19	0.98	0.04	21.72	3.33
PEHILD000044	Hilarion sur	124.8	152.3	27.5	3.09	2.41	0.04	52.25	5.88
PEHILD000044	Hilarion sur	165.8	174.7	8.9	3.05	0.75	0.02	24.79	4.08
PEHILD000044	Hilarion sur	191.2	200.3	9.2	2.99	0.46	0.03	28.41	3.87
PEHILD000044	Hilarion sur	229.9	245.4	15.5	3.64	0.23	0.11	45.42	4.67
PEHILD000045	Hilarion sur	207.9	222.5	14.6	2.73	2.35	0.04	51.32	5.45
PEHILD000045	Hilarion sur	386.5	395.5	9.0	19.93	0.55	0.07	136.72	22.94
PEHILD000045	Hilarion sur	575.8	598.6	22.8	7.53	0.38	0.04	26.99	8.33
PEHILD000046	Hilarion sur	416.0	425.1	9.1	3.09	0.58	0.02	60.36	4.66
PEHILD000046	Hilarion sur	500.8	516.0	15.3	7.32	0.38	0.04	68.36	8.90

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

10

Exploration Report – 4Q21 and 2021

11

Exploration Report – 4Q21 and 2021

279800
280100
280400
280700
8895200
8894900
8894600
HILARION SOUTH
N
A
A´
B
B´
C
C´
Limestone
Intrusive
Skarn
Mineralized skarn
0
100m

12

Exploration Report – 4Q21 and 2021

13

Exploration Report – 4Q21 and 2021

For 2Q22, we plan to complete the geological interpretation based on the new assay results received during 2021 and to review the 2022 drilling program, with the aim of exploring the continuity in the depth of bodies 31 and 39, the continuity of bodies in Hilarión Norte, and new bodies in Hilarión West.

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 4Q21, 15,816 meters of infill drilling and 2,437 meters of exploratory drilling in the Extremo Norte, Central, and Lumiadeira areas were completed, totaling 65,979 meters and 7,548 meters, respectively, in 2021.

In the Lumiadeira area, hole MVZMV326P9275D21 confirmed deep high-grade Zinc mineralization over 3.0 and 1.5 meters with pending assay results.

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Carrapato
Vazante
Mata Preta
Vazante Sul
Sungen
0
10 km
Vazante mine
Other targets
302000
304000
306000
308000
8018000
8016000
8014000
8012000
Varginha Norte
BRBVZEND000051
Extremo Norte
BRBVZMVD000019
Vazante
MVZMV326P9275D21
NW
SE
Lumiaderia
1 km

14

Exploration Report – 4Q21 and 2021

NW
SE
500m
300m
100m
0m
500m
300m
100m
Varginha Sul System
Vazante Fault
MVZMV326P9275D21
MVZMV326P9275D21
3,0 m @ 35% willemite
1,5 m @ 18% willemite
(pending assay)
500 m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Phyllite
Pink dolomite
Phyllite/ marl
Grey dolomite
Black phyllite

For 1Q22, we intend to continue the extension drilling program at the Extremo Norte and Vazante Sul target drilling 1,100 meters with two rigs.

Morro Agudo

In 4Q21, a total of 2,278 meters of brownfield expansion drilling were carried out in the central zone of Bonsucesso and 1,979 meters of near surface infill drilling to the north with three rigs. At the Morro Agudo mine, 3,320 meters of infill drilling was carried out, totaling 8,258 meters of exploratory drilling and 12,973 meters of infill drilling in 2021.

During the quarter, drilling was focused on the central zone of Bonsucesso at depth and infill at the upper northern extension. High-grade zinc intersections were found in the infill holes such as BRMAMBSCD000216 with 4.0m@8.54% Zn and 0.04% Pb and BRMAMBSCD000217 with 8.6m@7.15% Zn and 0.33% Pb.

Positive assay results received in 4Q21 from holes BRMAMBSCD000213 and BRMAMBSCD000214 drilled during 3Q21 confirmed mineralization in the central zone.

MORRO AGUDO 4Q21 MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	ZnEq%
BRMAMBSCD000211	Bonsucesso	338.0	341.3	3.3	3.10	0.01	3.11
BRMAMBSCD000216	Bonsucesso infill	100.0	107.5	7.5	3.22	0.27	3.37
BRMAMBSCD000216	Bonsucesso infill	198.9	202.8	4.0	8.54	0.04	8.56
BRMAMBSCD000217	Bonsucesso infill	72.4	81.0	8.6	7.15	0.33	7.33

MORRO AGUDO 3Q21 MAIN INTERSECTIONS - ASSAYS RECEIVED IN 4Q21
Hole_id	Ore body	From	To	Length	Zn%	Pb%	ZnEq%
BRMAMBSCD000213	Bonsucesso	287.5	292.8	5.3	6.34	2.43	7.66
BRMAMBSCD000214	Bonsucesso	349.5	352.5	3.0	3.00	0.01	3.01

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

15

Exploration Report – 4Q21 and 2021

309000
310000
311000
8109000
8108000
8107000
8106000
N
A
A'
B
B'
C
C'
D
D'
2022 planned holes
2021 completed holes
2020 drill holes
Historical drilling
Fault
Mineralized zone
Dolomite
Black shale

16

Exploration Report – 4Q21 and 2021

C
C’
500
400
300
200
100
0
400
300
BRMAMBSCD000214
3.0m @ 3.00% Zn + 0.01% Pb
100m
Mineralized zone (2020)
Mineralized Intersection (2021)
Soil
Marl
Dolomite
Black shale

The 2022 drilling campaign aims to investigate the continuity of the Bonsucesso parallel body at depth in its central and south portion. The Poções target will also be drill tested, targeting the extension of Bonsucesso to the north. For 1Q22, we plan to drill 3,000 meters at the Bonsucesso parallel body with three rigs.

Aripuanã

In 4Q21, 1,810 meters of exploratory drilling were executed with two rigs on the northwest extension of the Babaçu body, totaling 5,614 meters in 2021. An additional 2,694 meters of infill drilling were executed in the Ambrex orebody during 4Q21 totaling 2,694 meters of infill drilling in 2021.

17

Exploration Report – 4Q21 and 2021

At Babaçu, drillhole BRAPD000085 intercepted both stringer and massive stratabound mineralization with 64.3m @ 2% chalcopyrite in stringer ore plus 11.5 meters of stratabound mineralization with 9% sphalerite and 7% galena, with pending assay results.

During 4Q21, pending assay results from 3Q21 drillholes were received confirming the thick massive sulfide intersections from 3Q21 as shown below.

ARIPUANÃ 3Q21 - MAIN INTERSECTIONS - ASSAYS RECEIVED IN 4Q21
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Au (g/t)	Ag ppm	ZnEq%
BRAPD000082	Babaçu	519.7	527.7	8.0	2.09	2.22	0.02	0.05	70.16	4.88
BRAPD000082	Babaçu	583.2	591.1	7.9	5.92	1.96	0.06	0.10	48.26	8.30
BRAPD000082	Babaçu	600.2	609.9	9.7	3.43	0.61	0.02	0.04	16.15	4.21
BRAPD000082	Babaçu	720.7	730.9	10.2	6.00	3.29	0.06	0.08	76.89	9.76
BRAPD000082	Babaçu	759.4	770.1	10.7	1.04	5.80	0.02	0.15	139.67	7.52
BRAPD000083	Babaçu	460.6	546.8	86.2	2.92	0.86	0.02	0.05	34.69	4.19
Including	Babaçu	460.6	476.9	16.3	4.90	0.76	0.03	0.08	31.30	6.10
Including	Babaçu	500.4	509.6	9.2	11.08	3.33	0.06	0.12	175.26	16.52
Including	Babaçu	533.9	546.8	12.8	4.71	1.82	0.02	0.10	39.56	6.77

224000
225000
226000
227000
228000
8889000
8888000
8887000
8886000
Arpa
Arex
Link
Ambrex
Babaçu
Massaranduba
A
B
C
D
E
F
ARIPUANÃ PROJECT
BRASÍLIA
2021 drilling
Historical drilling
2022 planned holes
Proven + Probable Reserves
Measured + Indicated Resources
Inferred Resources
Babaçu Exploration Target
Babaçu NW Exploration Target
Other Exploration Targets

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Exploration Report – 4Q21 and 2021

SW
A
NE
B
BRAPD000082
200m
0m
-200m
-400m
-600m
-800m
200m
0m
-200m
-400m
8,0m @ 4.88% ZnEq
7.9m @ 8.30% ZnEq
9.7m @ 4.21% ZnEq
10.7m @ 7.52% ZnEq
10.2m @ 9.76% ZnEq
Ambrex
Babaçu NW Extension
200 m
Sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

19

Exploration Report – 4Q21 and 2021

For 1Q22, we will continue the extension drilling to the northwest of the Babaçu body, including 2,000 meters with two rigs, and infill drilling at the Ambrex orebody, including 5,000 meters with six rigs.

Namibia

We carried out greenfield prospecting work, scout exploratory drilling on new targets, and infill drilling on current targets looking towards a Mineral Resources definition. A total of 4,400 soil samples, 1,500 meters of RAB drilling, and 10,000 meters of diamond drilling were planned for Namibia’s exploratory program in 2021.

Otavi Project

In 4Q21, 1,486 meters of exploratory drilling were executed on targets T13, T23 and T25 with one rig. In 2021, drilling totaled 6,229 meters. The presence of Cu and Zn sulfides was observed in holes NAOTVD000104 and NAOTVD000105 at Target 23 with pending assay results.

For 1Q22, we plan to complete 940 meters of exploratory drilling on target T23 with one rig.

Namibia North Project

In 4Q21, 3,264 meters of exploratory drilling were executed on Askevold and Elefantenberg targets (Eastern and Western extensions of Deblin fault system respectively). In 2021, drilling totalled 6,080 meters.

The first drilling section on Elefantenberg confirmed mineralization along with the Deblin fault system in hole NANAND000025 with 7.0m@0.70% Cu. Two other holes in the same section revealed the presence of Cu oxides with pending assay results.

NAMIBIA NORTH 4Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%
NANANDD000025	Elefantenberg	99.0	106.0	7.0	0.70

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Exploration Report – 4Q21 and 2021

S
N
NANAND000029
NANAND000026
NANAND000025
1500m
1400m
1300m
1200m
1100m
7m @ 0.70% Cu
2m @ 2% Cu oxides
2m @ 2% Cu oxides
305.67m
425.49m
468m
200m
Elefantenberg Target
Copper intersections
Diamictite
Dolostone
Graphitic siltstone
Chlorite schist/ vulcanoclastic

For 1Q22, we plan to complete 435 meters of exploratory drilling with one rig at the target Elefantenberg to continue extending the mineralization towards the West.

21

Exploration Report – 4Q21 and 2021

General map of Nexa tenements in Namibia highlighting the active explorations targets and planned activities for Otavi and Namibia North projects.

2022 Mineral Exploration Strategy

The exploration strategy for 2022 is to focus on Mineral Resource expansion through brownfield and infill drilling near operating mines and extension drilling on advanced projects. A total of 123,300 meters of drilling is planned for 2022, including 63,500 meters in Peru (52%), 49,800 meters in Brazil (40%) and the remaining 10,000 meters in Namibia (8%).

At Cerro Lindo, we plan to drill a total of 39,000 meters including detailing drilling at the Pucasalla target and extension drilling on other targets such as Festejo, located southeast of Cerro Lindo mine and orebody 9. We also plan to run a 36 kilometer ground geophysics survey along these targets to confirm continuity of mineralization. At El Porvenir, we plan to drill 19,000 meters on the following targets: Integración, Porvenir Sur, Longreras trend (700 meters west of Sara) and Carmen Norte and Don Lucho targets between Integración and Porvenir Sur. At Hilarión, we plan to drill 5,500 meters within three targets: El Padrino area, San Martin (two kilometers east of Hilarión deposit) and at the Yanashallash fault trend located 1,500 meters west of Hilarión.

At Aripuanã, the strategy is to drill 9,000 meters at Babaçu including extension and infill holes looking to expand Mineral Resources on this target. An additional 25,000 meters of infill drilling is planned for the Ambrex and Link orebodies for Mineral Resources expansion and reclassification. At Bonsucesso, we plan to drill 8,800 meters of extension and infill drilling for Mineral Resource expansion. At Vazante, we plan to drill 7,000 meters of brownfield drilling at known orebody extensions.

In Namibia, we plan to drill 10,000 meters to continue to investigate copper mineralization along with the Deblin trend.

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Exploration Report – 4Q21 and 2021

Note 1 - Zinc Equivalent (or “ZnEq”)

For Zinc Equivalent parameters in all tables, forecast long-term metal prices are: Zn: US$ 3,131/t (US$1.42/lb), Pb: US$ 2,297/t (US$1.04/lb), Cu: US$ 8,382/t (US$3.80/lb), Ag: US$ 22.60/oz and Au: US$ 1,672/oz for Cerro Lindo, El Porvenir, Atacocha, Vazante, Morro Agudo and Aripuanã. For Hilarión prices are: Zn: US$ 2,956/t (US$1.34/lb), Pb: US$ 2,303/t (US$1.04/lb) and Ag: US$ 19.61/oz. Average resource metallurgical recoveries are: Cerro Lindo: Zinc (88.1%), Lead (68.9%), Copper (86.6%) and Silver (68.8%), El Porvenir: Zinc (89,6%), Lead (77.7%), Copper (14.3%) and Silver (63.0%), Atacocha op: Zinc (83.1%), Lead (84.2%) Gold (53.0%) and Silver (76.0%), Hilarión: Zinc (90.0%), Lead (86.0%) and Silver (80.0%), Vazante: Zinc (84.7%), Lead (21.1%) and Silver (42.0%), Morro Agudo and Bonsucesso: Zinc (89.9%) and Lead (66.6%) and Aripuanã: Zinc (89.4%), Lead (83.3%), Copper (73.6%), Gold (66.5%) and Silver (63.0%).

Note 2 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

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Exploration Report – 4Q21 and 2021

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 94473-1388

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